LUCKY 1 ENTERPRISES INC.
(formerly Golden Nugget Exploration Inc.)

P.O. Box 10147
1460 - 701 West Georgia Street
Vancouver, BC, Canada  V7Y 1C6
Tel:	(604) 681-1519
Fax:	(604) 681-9428



NEWS RELEASE


Symbol: LKYOF.OTC Bulletin Board


October 7, 2002


LUCKY 1 ENTERPRISES INC. (the "Company") is pleased to announce a non-brokered Private Placement Financing with certain investors for up to 4,000,000 Common Shares in the capital of the Company at the price of Canadian $0.40 per Common Share, for total proceeds of up to Canadian $1,600,000. There will be a finder's fee of 10% payable to an arm's length third party in respect to this non-brokered Private Placement Financing. The proceeds of this non-brokered Private Placement Financing will be used for general working capital.


FOR MORE INFORMATION ON THE COMPANY, PLEASE CONTACT US AT TELEPHONE NUMBER (604) 681-1519.


On behalf of the Board of
Lucky 1 Enterprises Inc.

"Bedo H. Kalpakian"
____________________________
Bedo H. Kalpakian, President

C:GNRoct7.doc